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                             September 20, 2022

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Post-Effective
Amendment No. 3 to Form S-4
                                                            Filed September 8,
2022
                                                            File No. 333-261055

       Dear Mr. Abdi:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 to Form S-4

       General

   1.                                                   Please revise
throughout the filing to also provide the amount remaining in the trust account as of a recent
practicable date. For example, on page 34 you do not clearly adjust for the $43,349,494 was
paid out of the trust account in connection with the redemptions received in connection
with the shareholder vote to extend the date by which the company must complete an
initial business combination to October 13, 2022.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                         Please contact Evan
Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any
 Behrooz Abdi
ACE Convergence Acquisition Corp.
September 20, 2022
Page 2

questions.



FirstName LastNameBehrooz Abdi                   Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                 Division of Corporation
Finance
September 20, 2022 Page 2                        Office of Manufacturing
FirstName LastName